Exhibit 21.1

Subsidiaries of Global Geophysical Services, Inc.

Name	Place of Incorporation
Autoseis, Inc.	Texas
GGS International Holdings, Inc.	Texas
Global Geophysical Services S.A.	Ecuador
Global Geophysical Services, S. de R.L. de C.V.	Mexico
GGS Mexico Services, S. de R.L. de C.V.	Mexico
Global Geophysical Services, Ltd.	Cayman Islands
Global Geophysical Services (Isle of Man) Limited	Isle of Man
Global Geophysical Services S.A.C.	Peru
Global Geophysical Services SpA	Chile
Global Geophysical Services Nigeria Limited	Nigeria